Filed pursuant to Rule 433

Registration Statement No. 333-182204

June 19, 2012

BRITISH TELECOMMUNICATIONS PLC

$750,000,000 2.000% Senior Notes due 2015

$500,000,000 Floating Rate Senior Notes due 2013

PRICING TERM SHEET

Issuer:	British Telecommunications plc

2.000% Senior Notes due 2015:

Size:	$750,000,000

Maturity Date:	June 22, 2015

Interest Rate:	2.000%

Interest Payment Dates:	June 22 and December 22, commencing December 22, 2012

Day Count Convention:	30/360

Price to Public:	99.986%

Benchmark Treasury:	0.375% due June 2015

Benchmark Treasury Yield:	0.380%

Spread to Benchmark Treasury:	+162.5 bps

Yield:	2.005%

Optional Redemption:	Treasury Rate plus 25 bps

CUSIP:	111021AG6

ISIN:	US111021AG69

In addition to the notes described in the preliminary prospectus supplement dated June 19, 2012, the issuer is also issuing a series of Floating Rate Notes due 2013 (“floating rate notes”). Certain of the terms of the floating rate notes are described below. In addition to the terms described below, the section of the preliminary prospectus supplement entitled “Description of the Notes” also applies to the floating rate notes, excluding the sub-sections entitled “—Interest” and “—Optional Redemption,” and the sections of the prospectus dated June 19, 2012 entitled “Description of Debt Securities We May Offer” and “Clearance and Settlement” also apply to the floating rate notes.

Floating Rate Senior Notes due 2013:

Size:	$500,000,000

Maturity Date:	December 20, 2013

Benchmark:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01)

Interest Rate:	3-month USD LIBOR +112.5 bps

Interest Payment Dates and Interest Reset Dates:	March 20, June 20, September 20 and December 20, commencing September 20, 2012

Day Count Convention:	Actual/360

Price to Public:	100%

CUSIP:	111021AF8

ISIN:	US111021AF86

Description of Floating Rate Notes:

The floating rate notes will bear interest from June 22, 2012 until their principal amount is paid or made available for payment.

Interest on the floating rate notes will be paid quarterly in arrears on March 20, June 20, September 20 and December 20 of each year, commencing September 20, 2012 (each, an “interest payment date”). The floating rate notes will bear interest from June 22, 2012 to, but excluding, September 20, 2012 at a rate per annum equal to the initial interest rate and thereafter at an interest rate that will be reset as described below to a rate per annum equal to LIBOR (as defined below) plus 1.125% per annum. The initial interest rate will be equal to LIBOR plus 1.125% per annum as determined by the calculation agent as described below.

If any interest payment date, other than the maturity date, for the floating rate notes would fall on a weekend or on a legal or bank holiday in New York or London, the interest payment date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest payment date will be the immediately preceding business day.

The rate of interest on the floating rate notes will be reset quarterly on March 20, June 20, September 20 and December 20 of each year, commencing September 20, 2012 (each, an “interest reset date”); provided that the interest rate in effect from June 22, 2012 to but excluding the first interest reset date will be the initial interest rate. If any interest reset date would fall on a day that is a weekend or on a legal or bank holiday in New York or London, the interest reset date will be postponed to the next succeeding business day, except that if that business day falls in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The calculation agent for the floating rate notes is the trustee, or its successor appointed by the issuer (the “calculation agent”). The calculation agent will determine the initial interest rate for the floating rate notes by reference to LIBOR on the second London banking day preceding the issue date and the interest rate for each succeeding interest reset period by reference to LIBOR on the second London banking day preceding the applicable interest reset date (each, an “interest determination date”). Promptly upon such determination, the calculation agent will notify us and the trustee (if the calculation agent is not the trustee) of the new interest rate. Upon the request of the holder of any floating rate note, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

“London banking day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

“LIBOR” will be determined by the calculation agent in accordance with the following provisions:

(1) With respect to any interest determination date, LIBOR will be the rate (expressed as a percentage per annum) for deposits in U.S. dollars having a maturity of three months commencing on the related interest reset date that appears on Reuters Page LIBOR01 as of 11:00 a.m., London time, on that interest determination date. If no such rate appears, then LIBOR, in respect of that interest determination date, will be determined in accordance with the provisions described in (2) below.

(2) With respect to an interest determination date on which no rate appears on Reuters Page LIBOR01, the calculation agent will request the principal London offices of each of four major reference banks in the London interbank market (which may include affiliates of the underwriters), as selected by the calculation agent, to provide its offered quotation (expressed as a percentage per annum) for deposits in U.S. dollars for the period of three months, commencing on the related interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on that interest determination date and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two quotations are provided, then LIBOR on that interest determination date will be the arithmetic mean of those quotations. If fewer than two quotations are provided, then LIBOR on the interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the City of New York, on the interest determination date by three major banks in The City of New York (which may include affiliates of the underwriters) selected by the calculation agent for loans in U.S. dollars to leading European banks, for a period of three months, commencing on the related interest reset date, and in a principal amount that is representative for a single transaction in U.S. dollars in that market at that time. If at least two such rates are so provided, LIBOR on the interest determination date will be the arithmetic mean of such rates. If fewer than two such rates are so provided, LIBOR on the interest determination date will be LIBOR in effect with respect to the immediately preceding interest determination date.

“Reuters Page LIBOR01” means the display that appears on Reuters Page LIBOR01 or any page as may replace such page on such service (or any successor service) for the purpose of displaying London interbank offered rates of major banks for U.S. dollars.

The amount of interest accrued on the floating rate notes to each interest payment date will be calculated by multiplying the principal amount of the floating rate notes by an accrued interest factor. The accrued interest factor will be equal to the sum of the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is equal to the interest rate applicable to that day divided by 360. The interest rate in effect on any interest reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding interest reset date, or, if none, the initial interest rate.

All percentages resulting from any calculation of any interest rate for the floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts would be rounded to the nearest cent, with one-half cent being rounded upward.

All calculations made by the calculation agent for the purposes of calculating interest on the floating rate notes shall be conclusive and binding on the holders and the issuer, absent manifest error.

The floating rate notes are not redeemable at the option of the issuer, except as described in “Description of Debt Securities We May Offer—Optional Tax Redemption” in the prospectus dated June 19, 2012.

Common Terms:

Trade Date:	June 19, 2012

Expected Settlement Date:	June 22, 2012 (T+3)

Business Day:	New York and London

Listing:	Application will be made for the notes to be admitted to the official list of the U.K. Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s regulated market.

Denominations:	$200,000 x $1,000

Anticipated Ratings:	Moody’s: S&P: Fitch:	Baa2 (stable outlook) BBB (stable outlook) BBB (stable outlook)

Joint Book-Running Managers:	Citigroup Global Markets Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, HSBC Securities (USA) Inc. toll free at 1-866-811-8049, Lloyds Securities Inc. toll free at 1-212-930-5000 or by email at FixedIncomeDesk@lbusa.com, Mitsubishi UFJ Securities (USA), Inc. toll free at 1-877-649-6848 or Mizuho Securities USA Inc. toll free at 1-866-271-7403 or by email at fiprospectusrequest@us.mizuho-sc.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.